UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

First Patient Enrolled in Allergan Phase 2 Clinical Trial

On November 6, 2017, UroGen Pharma Ltd. (the “Company” or the “Registrant”) announced UroGen Pharma Announces First Patient Enrolled in Allergan Phase 2 Clinical Trial of RTGel™ in Combination with BOTOX® for the Treatment of Overactive Bladder.

The information contained in this Report on Form 6-K, other than the Press Release, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Numbers 333-218992 and 333-221212).

Exhibits

99.1	Press Release, dated November 6, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

November 7, 2017	By:	/s/ Gary S. Titus
Gary S. Titus
Chief Financial Officer